UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
7 May 2015	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange[1]	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

DEMERGER DIVIDEND

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	Registration Number 3196209

Following the approval of the proposed demerger of South32 by the shareholders of BHP Billiton Limited and BHP Billiton Plc on 6 May 2015, the BHP Billiton Board today resolved to approve the in-specie distribution of South32 Limited (ABN 84 093 732 597) shares to shareholders in BHP Billiton Limited and BHP Billiton Plc as described in the Shareholder Circular dated 16 March 2015 (the Demerger Dividend).

As a result of the Demerger Dividend, each eligible shareholder will receive one South32 Limited share for each BHP Billiton share held on the applicable record date. Each BHP Billiton ADS holder will receive 0.4 South32 ADSs for each BHP Billiton ADS held on the applicable record date (each South32 ADS representing five South32 Limited shares).

Shareholding	Ex-date	Record date	Distribution date

BHP Billiton Limited	18 May 2015 (Melbourne)	20 May 2015 (Melbourne)	24 May 2015 (Melbourne)

BHP Billiton Plc (other than holders of shares dematerialised into Strate)	18 May 2015 (London)	19 May 2015 (London)	25 May 2015 (London)

BHP Billiton Plc (holders of shares dematerialised into Strate)	18 May 2015 (Johannesburg)	22 May 2015 (Johannesburg)	25 May 2015 (Johannesburg)

BHP Billiton ADS holders	18 May 2015 (New York)	20 May 2015 (New York)	On or about 29 May 2015 (New York)

A share sale facility has been established for certain eligible shareholders who hold 10,000 or fewer BHP Billiton shares. These shareholders may elect to have all the South32 Limited shares they receive sold by the sale agent with the proceeds remitted to them following the demerger.

[1]	This release was made outside the hours of operation of the ASX market announcements office.

South32 Limited shares will not be distributed to ineligible shareholders. Instead, South32 Limited shares which these shareholders would otherwise have been entitled to receive will be transferred to the sale agent to be sold with the proceeds remitted to them following the demerger.

This statement was approved by the BHP Billiton Board.

Jane McAloon

Group Company Secretary

BHP Billiton Limited and BHP Billiton Plc

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	May 8, 2015	By:	/s/ Jane McAloon
		Name:	Jane McAloon
		Title:	Group Company Secretary